77D. Earlier this year, the funds Trustees approved a change in the funds investment policies to adopt a "blend" investment style, targeting companies believed to be worth more than their current stock prices indicate, with no predetermined bias toward growth-or-value style stocks. The previous investment style of the fund was "growth."